Exhibit (k)(1)

FORM OF SERVICES AGREEMENT

This Services Agreement (the “Agreement”) is entered into and effective as of                          , 2024 (the “Effective Date”) by and between:

1.	SS&C GIDS, Inc., a corporation organized in the state of Delaware (referred to herein as “SS&C” or the “Transfer Agent”); and

2.

HPS Corporate Capital Solutions BDC, a Delaware statutory trust that intends to elect to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Fund” or “Client”).

The Fund and SS&C each may be referred to individually as a “Party” or collectively as “Parties.”

1.	Definitions; Interpretation

1.1. As used in this Agreement, the following terms have the following meanings:

(a) “Action” means any civil, criminal, regulatory or administrative lawsuit, allegation, demand, claim, counterclaim, action, dispute, sanction, suit, request, inquiry, investigation, arbitration or proceeding, in each case, made, asserted, commenced or threatened by any Person (including any Government Authority).

(b) “Affiliate” means, with respect to any Person, any other Person that is controlled by, controls, or is under common control with such Person and “control” of a Person means: (i) ownership of, or possession of the right to vote, more than 25% of the outstanding voting equity of that Person or (ii) the right to control the appointment of the board of directors or analogous governing body, management or executive officers of that Person.

(c) “Business Day” means a day other than a Saturday or Sunday on which the New York Stock Exchange is open for business.

(d) “Claim” means any Action arising out of the subject matter of, or in any way related to, this Agreement, its formation or the Services.

(e) “Confidential Information” means any information about the Fund, Management (as defined below) or SS&C, including this Agreement, and any third party information that either Party is required to keep confidential, including “nonpublic personal information” under the Gramm-Leach-Bliley Act of 1999 and all “personal information” as defined in the Massachusetts Standards for the Protection of Personal Information, except for information that (i) is or becomes part of the public domain without breach of this Agreement by the receiving Party, (ii) was rightfully acquired from a third party, or is developed independently, by the receiving Party, or (iii) is generally known by Persons in the technology, securities, or financial services industries.

(f) “Controller” has the meaning given in Article 4 (Definitions) of GDPR and Section 2 of DPA, as applicable.

(g) “Data Supplier” means a third party supplier of Market Data.

(h) “EEA” means the European Economic Area.

(i) “EU GDPR” means the General Data Protection Regulation, Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016, the effective date of which is 25 May 2018, including any applicable data protection legislation or regulations or standard contractual clauses supplementing it in those jurisdictions in which relevant services are provided to the Fund or Management by SS&C from time to time.

(j) “EU Personal Data” means any personal data to the extent that EU GDPR applies to the processing of such personal data or the extent that a data subject is a resident of the EU or the EEA.

(k) “Fund Data” means all information with respect to the Fund’s business, financials, and customers provided by the Fund and all output and derivatives thereof, necessary to enable SS&C to perform the Services, but excluding SS&C Property.

(l) “Fund Representative” means, in the case of the Fund, each of its Affiliates, directors, officers, trustees, employees and agents.

(m) “GDPR” means the EU GDPR and the UK GDPR, as applicable.

(n) “Governing Documents” means the constitutional documents of an entity and, with respect to the Fund, all minutes of meetings of the board of directors or analogous governing body.

(o) “Government Authority” means any relevant administrative, judicial, executive, legislative or other governmental or intergovernmental entity, department, agency, commission, board, bureau or court, and any other regulatory or self-regulatory organizations, in any country or jurisdiction.

(p) “Law” means statutes, rules, regulations, interpretations and orders of any Government Authority that are applicable to the party upon which compliance with such Law is being required or to its business.

(q) “Losses” means any and all compensatory, direct, indirect, special, incidental, consequential, punitive, exemplary, enhanced or other damages, settlement payments, attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other losses of any kind.

(r) “Management” means the Fund’s officers, trustees, employees, and then current investment adviser and sub-advisor(s) (if any), including any officers, directors, employees or agents of the then current investment adviser and sub-advisor(s) (if applicable) who are responsible for the day-to-day operations and management of the Fund.

(s) “Personal Data” has the meaning given in Article 4 (Definitions) of GDPR. For the purpose of this Agreement, “Personal Data” includes EU Personal Data and UK Personal Data (as defined in this Section 1.1) as applicable and “personal information” as such term is used in the CCPA (as defined in Section 9.5).

(t) “Personal Data Breach” has the meaning given in Article 4 (Definitions) of GDPR, the equivalent in respect of UK GDPR, as applicable.

(u) “Person” means any natural person or corporate or unincorporated entity or organization and that person’s personal representatives, successors and permitted assigns.

(v) “Processor” has the meaning given in Article 4 (Definitions) of GDPR.

(w) “Services” means the services listed in Schedule A, as may be amended, or under such other service Schedules, which may be added to this Agreement by the Parties from time to time.

(x) “SS&C Associates” means SS&C and each of its Affiliates, members, shareholders, directors, officers, partners, employees, agents, successors or assigns.

(y) “SS&C Property” means all hardware, software, source code, data, report designs, spreadsheet formulas, information gathering or reporting techniques, know-how, technology and all other property commonly referred to as intellectual property used by SS&C in connection with its performance of the Services.

(z) “Third Party Claim” means a Claim (i) brought by any Person other than the indemnifying Party or (ii) brought by a Party on behalf of or that could otherwise be asserted by a third party.

(aa) “UK GDPR” means the Data Protection Act 2018 and the EU GDPR as it forms part of the law of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 as modified by Schedule 1 to the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019, in each case, to the extent applicable to SS&C in the provision of Services under this Agreement.

(bb) “UK Personal Data” means any personal data to the extent that UK GDPR applies to the processing of such personal data or the extent that a data subject is a resident of the United Kingdom.

1.2. Other capitalized terms used in this Agreement but not defined in this Section 1 shall have the meanings ascribed thereto.

1.3. Section and Schedule headings shall not affect the interpretation of this Agreement. This Agreement includes the schedules and appendices hereto. In the event of a conflict between this Agreement and a schedule or appendix, this Agreement shall control, except to the extent that such schedule or appendix expressly provides otherwise as to the services under such schedule or appendix.

1.4. Words in the singular include the plural and words in the plural include the singular. The words “including,” “includes,” “included” and “include”, when used, are deemed to be followed by the words “without limitation.” Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “hereof,” “herein” and “hereunder” and words of analogous import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.5. The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Agreement, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party that are not referenced in this Agreement or the applicable Schedule. The Parties have mutually negotiated the terms hereof and there shall be no presumption of law relating to the interpretation of contracts against the drafter.

2.	Services and Fees

2.1. Subject to the terms of this Agreement, SS&C will perform for the Fund, the Services set forth in Schedule A and such other service schedules as may be added to this Agreement by the Parties (collectively, the “Service Schedules”). SS&C shall be under no duty or obligation to perform any service or to take any other action except as specifically listed in the Service Schedules to this Agreement, or in this Agreement, and no other duties or obligations, including, valuation related, fiduciary or analogous duties or obligations, shall be implied. Fund or Management requests to change the Services, including those necessitated by a change to the Governing Documents of the Fund or a change in applicable Law, will only be binding on SS&C when they are reflected in an amendment to the Service Schedules. For clarification, this will include costs related to changes to the software, systems or processes used by SS&C to provide the Services necessitated by change in applicable Law; provided in such case the Fund will only be responsible for its pro-rata share of such cost.

2.2. In carrying out its duties and obligations pursuant to this Agreement and, subject to the written consent of the Fund, some or all Services may be delegated by SS&C to one or more of its Affiliates or other Persons, provided that such Persons are selected in good faith and with reasonable care and are monitored by SS&C. If SS&C delegates any Services, (i) such delegation shall not relieve SS&C of its duties and obligations hereunder, (ii) such delegation shall be subject to a written agreement obliging the delegate to comply with the relevant delegated duties and obligations of SS&C and (iii) SS&C will identify such agents and the Services delegated and will update the Fund when making any material changes in sufficient detail to enable the Fund to object to a particular arrangement.

2.3. The Fund agrees to pay, the fees, charges and expenses as set out in the fee schedule agreed upon by the parties in a separate letter (the “Fee Letter”), which may be amended by mutual written agreement of the Parties from time to time, within forty five (45) days following the receipt of SS&C’s invoice, except for any fees and expenses that are subject to good faith dispute. The Fee Letter is incorporated by reference into this Agreement and subject to the terms of this Agreement. If an invoice is not paid when due, Company shall pay SS&C interest thereon (from the due date to the date of payment) at rate equal to one and one-half percent (1.5%) per month while such amount remained unpaid. Notwithstanding any other provision hereof, such interest rate shall be no greater than permitted under applicable state law.

2.4. Charges attendant to the development of reasonable changes to the TA2000 System requested by the Fund (“Client Requested Software”) shall be at SS&C’s standard rates and fees in effect at the time and shall be documented by the Parties in a written statement of work under this Agreement. Upon the Fund’s request, SS&C will provide the Fund with its standard rates and fees for the development of Client Requested Software. If the cost to SS&C of operating the TA2000 System is increased by the addition of Client Requested Software, SS&C shall be entitled to increase its fees by an amount to be mutually agreed upon by the Parties.

2.5. The Fund may request a material modification of the Services provided under this Agreement by providing SS&C with a written request outlining the scope of such requested changes. SS&C will respond to such notice as promptly as possible, but no more than 30 days after the request is made, by providing the Fund with (a) an estimate of the project cost and timeframe for completion, or (b) a written explanation of why SS&C cannot implement the requested service change.

2.6. Subject to Section 5.1(b)(v) below, SS&C shall use reasonable efforts to provide the same services with respect to any new, additional functions or features, or any changes or improvements to existing functions or features as provided for in the Fund’s instructions, prospectus or application as amended from time to time, provided that (i) SS&C is advised in advance by the Fund of any changes therein, (ii) the mode of operations utilized by SS&C as then constituted supports such additional functions and features, and (iii) the Parties have mutually agreed on any additional fees, if the new, additional functions or features increase the service level.

3.	Fund Responsibilities

3.1. The management and control of the Fund are vested exclusively in the Fund’s governing body (e.g., the board of directors for a company), certain Management entities and/or personnel, subject to the terms and provisions of the Fund’s Governing Documents. The Fund’s governing body and Management will make all decisions, perform all management functions relating to the operation of the Fund and the Fund’s governing body or its duly appointed officers shall authorize all Transactions. Without limiting the foregoing, the Fund shall:

(a) Designate properly qualified individuals to oversee the Services and establish and maintain internal controls, including monitoring the ongoing activities of the Fund.

(b) Evaluate the accuracy, and accept responsibility for the results, of the Services, review and approve all reports, analyses and records resulting from the Services and inform SS&C of any errors that it is in a position to identify.

(c) Provide SS&C with timely and accurate information required by SS&C in order to perform the Services and its duties and obligations hereunder.

3.2. The Fund is solely and exclusively responsible for ensuring that it complies with Law and its respective Governing Documents. It is the Fund’s responsibility to provide to SS&C all final Fund Governing Documents as of the Effective Date. The Fund will notify SS&C in writing of any changes to the Fund Governing Documents that may materially impact the Services prior to such changes taking effect. Except as otherwise set forth herein, SS&C is not responsible for monitoring compliance by the Fund or Management with (i) Law, or (ii) its respective Governing Documents.

3.3. The Fund shall deliver, and procure that its agents, counsel, advisors, auditors, and any other Persons acting on its behalf promptly deliver to SS&C all Fund Data. The Fund shall arrange with each such Person to deliver such information and materials on a timely basis, and SS&C will not be required to enter any agreements with that Person in order for SS&C to provide the Services.

3.4. Notwithstanding anything in this Agreement to the contrary, so long as they act in good faith, SS&C Associates shall be entitled to rely on the authenticity, completeness and accuracy of any and all information and communications of whatever nature received by SS&C Associates from the Fund, or other parties as authorized by the Fund to act on its behalf in connection with the performance of the Services and SS&C’s duties and obligations hereunder, without further enquiry or liability.

4.	Term

4.1. The initial term of this Agreement will be from the Effective Date through December 31, 2025 (“Initial Term”). Thereafter, this Agreement will automatically renew for successive terms of one year each, unless either SS&C or the Fund provides the other with a written notice of termination at least ninety (90) calendar days prior to the commencement of any successive term (such periods, in the aggregate, the “Term”).

5.	Termination

5.1. The Parties also may, by written notice to the other, terminate this Agreement if any of the following events occur:

(a) The other Party breaches any material term, condition or provision of this Agreement, which breach, if capable of being cured, is not cured within thirty (30) calendar days after the non-breaching Party gives the other Party written notice of such breach.

(b) The other Party (i) liquidates, terminates or suspends its business, (ii) becomes insolvent, admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or analogous authority, (iii) becomes subject to any bankruptcy, insolvency or analogous proceeding, (iv) where the other Party becomes subject to a material Action involving fraud or criminal activity that the terminating Party reasonably determines could cause such terminating Party reputational harm~~,~~ or (v) where the other Party is the Fund, material changes in the Fund’s Governing Documents or the assumptions set forth in the Fee Letter are determined by SS&C, in its commercially reasonable discretion, to materially affect the Services or to be materially adverse to SS&C.

(c) The Fund or Management provides SS&C with ninety (90) calendar days’ prior written notice of its intent to terminate this Agreement after the Initial Term.

If any such event occurs, the termination will become effective immediately or on the date stated in the written notice of termination, which date shall not be greater than 90 calendar days after the event.

5.2. Upon receipt of a termination notice from the Fund, subject to the receipt by SS&C of all then-due fees, charges and expenses, SS&C shall continue to provide the Services up to the effective date of the termination notice; thereafter, SS&C shall have no obligation to perform any services of any type unless and to the extent set forth in an amendment to this Agreement executed by SS&C. In the event of the termination of this Agreement, SS&C shall provide reasonable exit assistance to the Fund in converting the Fund’s records from SS&C’s systems to whatever services or systems are designated by the Fund (the “Deconversion”); provided that all fees, charges and expenses have been paid, including any applicable fees required under Section 5.3 for the balance of the unexpired portion of the Term. The Deconversion is subject to the recompense of SS&C for such assistance at its standard rates and fees in effect at the time and to a reasonable time frame for performance as agreed to by the parties, provided that, notwithstanding anything to the contrary in the Agreement, any such amounts will be borne solely by SS&C, and will not be charged to the Fund, in the event of a termination pursuant to Sections 5.1(a) or 5.1(b), in each case where SS&C is the other Party, or Section 13.2. As used herein “reasonable exit assistance” shall not include requiring SS&C (i) to assist any new service or system provider to modify, to alter, to enhance, or to improve such provider’s system, or to provide any new functionality to such provider’s system, (ii) to disclose any protected information of SS&C, including the proprietary information of SS&C or its affiliates, or (iii) to develop Deconversion software, to modify any of SS&C’s software, or to otherwise alter the format of the data as maintained on any provider’s systems.

5.3. If the Fund elects to terminate this Agreement prior to the end of a Term pursuant to Sections 5.1(c), the Fund agrees to pay an amount equal to the average monthly fee paid by the Fund to SS&C under the Agreement in the three months immediately preceding the provision of the early termination notice multiplied by the six months following the effective date of the notice of termination. To the extent any services are performed by SS&C for the Fund after the termination of this Agreement, all of the provisions of this Agreement except portions that are inapplicable to such continuing services shall survive the termination of this Agreement for so long as those services are performed.

5.4. In the event that the Fund wishes to retain SS&C to perform additional transition or related post-termination services, including providing additional data and reports, the Fund and SS&C shall agree in writing to the additional services and related fees and expenses in an amendment to this Agreement.

5.5. Termination of this Agreement shall not affect: (i) any liabilities or obligations of any Party arising before such termination (including payment of fees and expenses) or (ii) any damages or other remedies to which a Party may be entitled for breach of this Agreement or otherwise. Sections 2.3, 5, 6, 8, 9, 10, 11, 12 and 13 of this Agreement shall survive the Termination of this Agreement.

6.	Standard of Care; Limitation of Liability and Indemnification

6.1. Notwithstanding anything in this Agreement to the contrary, SS&C Associates shall not be liable to the Fund or Management for any action or inaction of any SS&C Associate except to the extent of direct Losses suffered, incurred, or paid by the Fund that are finally determined by a court of competent jurisdiction to have resulted primarily from the gross negligence, willful misconduct or fraud of SS&C or SS&C Associates in the performance of SS&C’s duties or obligations under this Agreement. Under no circumstances shall SS&C Associates be liable to the Fund or Management for Losses that are indirect, special, incidental, consequential, punitive, exemplary or enhanced or that represent lost profits, opportunity costs or diminution of value. The Fund and Management shall indemnify, defend and hold harmless SS&C Associates from and against Losses (including legal fees and costs to enforce this provision) that SS&C Associates suffer, incur, or pay as a result of any Third Party Claim or Claim among the Parties except to the extent of direct Losses finally determined by a court of competent jurisdiction to have resulted primarily from the gross negligence, willful misconduct or fraud of SS&C Associates in the performance of SS&C’s duties or obligations under this Agreement. Any expenses (including documented legal fees and costs) incurred by SS&C Associates in defending or responding to any Claims (or in enforcing this provision) shall be paid by the Fund or Management on a quarterly basis prior to the final disposition of such matter upon receipt by the Fund or Management of an undertaking by SS&C to repay such amount if it shall be determined that an SS&C Associate is not entitled to be indemnified. The maximum aggregate amount of cumulative liability of SS&C Associates to the Fund or Management for Losses arising out of the subject matter of, or in any way related to, this Agreement, except to the extent of Losses resulting primarily from the willful misconduct or fraud of SS&C in the performance of SS&C’s duties or obligations under this Agreement, during the Term hereof, shall not exceed the fees (but excluding any reimbursable expenses) paid by the Fund to SS&C under this Agreement for the most recent 24 months immediately preceding the date of the event giving rise to the Claim, provided that if the event giving rise to the Claim takes place prior to the Fund’s payment of 24 months of fees to SS&C, the maximum aggregate amount of cumulative liability of SS&C Associates to the Fund or Management for Losses arising out of the subject matter shall not exceed the actual fees (but excluding any reimbursable expenses) paid by the Fund to SS&C under this Agreement prior to the event giving rise to the Claim multiplied by 24 and divided by the number of months that such fees were paid.

7.	Representations and Warranties

7.1.	Each Party represents and warrants to each other Party that:

(a) It is a legal entity duly created, validly existing and in good standing under the Law of the jurisdiction in which it is created, and is in good standing in each other jurisdiction where the failure to be in good standing would have a material adverse effect on its business or its ability to perform its obligations under this Agreement.

(b) Subject to Section 3.3 with respect to licenses from a Data Supplier, which may be terminated at any time, it has all necessary legal power and authority to own, lease and operate its assets and to carry on its business as presently conducted and as it will be conducted pursuant to this Agreement and will comply in all material respects with all Law to which it may be subject, and to the best of its knowledge and belief, it is not subject to any Action that would prevent it from performing its duties and obligations under this Agreement.

(c) It has all necessary legal power and authority to enter into this Agreement, the execution of which has been duly authorized and will not violate the terms of any other agreement.

(d) The Person signing on its behalf has the authority to contractually bind it to the terms and conditions in this Agreement and that this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

7.2.	SS&C represents and warrants to the Fund that:

(a) It shall provide the Services in accordance with Laws applicable to SS&C, including the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations thereunder as applicable to SS&C for the Services as set forth in Schedule A and referenced in this Agreement.

(b) To the best of its knowledge, none of the software owned or licensed by SS&C and made accessible by SS&C to the Fund and its Affiliates in connection with the Services contains a virus, malware or a similar defect that could reasonably be anticipated to damage, detrimentally interfere with, surreptitiously intercept, adversely affect or expropriate Fund Data maintained by SS&C.

(c) It has implemented and maintains policies and procedures that are reasonably designed to protect against unauthorized access to or use of Fund Data and Confidential Information maintained by SS&C.

(d) It has implemented and maintains commercially reasonable business continuity policies and procedures with respect to the Services, will provide the Fund with a summary of its business continuity policies, will test its business continuity procedures at least annually and will provide the Fund with a summary of the test results.

(e) SS&C is registered, and at all times during the term of this Agreement shall be registered, as a transfer agent as required under the 1934 Act, including Section 17(A)(c) of the 1934 Act.

8.	Fund Data

8.1. The Fund and Management (i) will provide or ensure that other Persons provide all Fund Data to SS&C in an electronic format that is acceptable to SS&C (or as otherwise agreed in writing) and (ii) confirm that each has the right to so share such Fund Data. As between the Parties, all Fund Data shall remain the property of the Fund. Fund Data shall not be used or disclosed by SS&C other than in connection with providing the Services and as permitted under Section 11. SS&C shall be permitted to act upon instructions from an authorized officer of the Fund or Management with respect to the disclosure or disposition of Fund Data, but may refuse to act upon such instructions where it doubts, in good faith, the authenticity or authority of such instructions.

8.2. SS&C shall maintain and store material Fund Data used in the official books and records of the Fund for a rolling period of 7 years starting from the Effective Date, or such longer period as required by applicable Law or its internal policies or until such earlier time as it returns such records to the Fund or the Fund’s designee.

9.	Data Protection

9.1. From time to time and in connection with the Services SS&C may obtain access to certain personal data from Client or from Fund investors and prospective investors on behalf of Fund. Personal data relating to Client and its Affiliates, members, shareholders, directors, officers, partners, employees and agents and of Fund investors or prospective investors will be processed by and on behalf of SS&C. The Parties acknowledge and agree that, with regard to the processing of such personal data, Client, or Management acting on its behalf, shall determine the purposes and means of particular processing and shall act as the Controller for that processing.

9.2. Client consents to the transmission and processing of such data outside the jurisdiction governing this Agreement in accordance with applicable law. SS&C only transfers personal data to Affiliates that have executed a data transfer agreement containing the Standard Contractual Clauses in accordance with GDPR and applicable Law. For the purpose of this section 9.2, “Standard Contractual Clauses” means the standard contractual clauses for the transfer of personal data to third countries pursuant to the GDPR, as set out in the Annex to European Commission Implementing Decision (EU) 2021/914 of 4 June 2021 (or any subsequent clauses that may amend or supersede such standard contractual clauses).

9.3. Where relevant, SS&C will comply with its applicable obligations as a processor under GDPR, including those requirements set out in Articles 28 (Processor), 29 (Processing under the authority of the controller or processor), 31 (Cooperation with the supervisory authority) and 32 (Security of processing) of GDPR, in each case taking into account the nature of processing and the information available to SS&C. SS&C will notify Client without undue delay after becoming aware of a Personal Data Breach impacting Personal Data processed pursuant to this Agreement and provide reasonable assistance to Client in any notification of that Personal Data Breach to the relevant supervisory authority and those data subjects affected, including as set out in Articles 33 (Notification of a personal data breach to the supervisory authority) and 34 (Communication of a personal data breach to the data subject) of GDPR , in each case taking into account the nature of processing and the information available to SS&C. The relevant Controller is responsible for making notifications related to a personal data breach that are required by applicable law (including GDPR). SS&C will not disclose or use personal data obtained from or on behalf of Client except in accordance with Client’s lawful instructions, to carry out SS&C’s obligations under, or as otherwise permitted pursuant to the terms of, this Agreement and to comply with applicable law, including GDPR.

9.4. Where relevant, each party shall comply at all times with its applicable obligations as a controller under GDPR and applicable Law. Client agrees to ensure that any relevant data subjects for whom SS&C will process personal data on Client’s behalf as contemplated by this Agreement are fully informed concerning such processing as required under applicable Law, including, where relevant, the processing of such data outside the EU (in the case of EU Personal Data), the UK (in the case of UK Personal Data) and if applicable provide consent for GDPR compliance purposes.

9.5. For the purpose of this Section 9.5, “US Data Protection Laws” means federal and state laws relating to data protection and the processing of Personal Information in force from time to time in the United States, in each case to the extent applicable to the processing of Client Personal Information by SS&C in the provision of Services under this Agreement. “Business”, “Consumer”, “Personal Information” and Service Provider” have the meaning given to them in the US Data Protection Laws, The Parties acknowledge and agree that for the purposes of the US Data Protection Laws, SS&C will act as a “Service Provider” or “Processor, as applicable, in its performance of its obligations pursuant to this Agreement and Client shall be a “Business”. SS&C will comply with its own applicable obligations as Service Provider under US Data Protection Law. SS&C will notify Client as soon as possible if SS&C determines that it can no longer meet its obligations under applicable US Data Protection Law:

(a) SS&C will not process Client Personal Information in a manner inconsistent with SS&C’s role as Client’s Service Provider and as such role and responsibility is outlined in this Agreement;

(b) SS&C will not retain, use, disclose, “sell” or “share” personal data in Client Personal Information outside of the direct business relationship between Client and SS&C except as outlined herein; and

(c) To the extent legally permitted, SS&C shall promptly notify Client if SS&C receives any verifiable Consumers requests from an individual seeking to exercise any rights afforded to them under applicable US Data Protection Law regarding personal data and SS&C shall provide Client with reasonable assistance in Client’s obligations to respond to such verifiable Consumers requests, taking into account the nature of processing and the information available to SS&C. SS&C will cooperate to the extent reasonably necessary in connection with Client’s requests related to data protection impact assessments and consultation with supervisory authorities, in each case taking into account the nature of processing and the information available to SS&C. Staff time in excess of 10 hours per services agreement in any year shall be chargeable at SS&C standard rates together with any expenses.

(d) SS&C shall provide Client reasonable assistance in Client’s obligations in connection with a request for deletion by a Consumer pursuant to US Data Protection Law, and at Client’s written direction and cost, SS&C shall delete such Personal Information, in each case taking into account the nature of the processing and the information available to SS&C, provided that SS&C shall not be required to comply with a request to delete Personal Information if it is reasonably necessary for the Business of Service Provider to maintain the Personal Information in accordance with applicable US Data Protection Law; and

(e) Client agrees that it shall comply at all times with its own applicable obligations as Business under applicable US Data Protection Law. Client agrees to ensure that all relevant Consumers for whom SS&C will process Personal Information on Client’s behalf as contemplated by the Agreement are fully informed concerning such processing, including, where relevant, the processing of such Personal Information outside a specific state and if applicable provide consent for purposes of compliance with applicable US Data Protection Law.

10.	SS&C Property

10.1 SS&C Property is and shall remain the property of SS&C or, when applicable, its Affiliates or suppliers. Neither the Fund nor any other Person shall acquire any license or right to use, sell, disclose, or otherwise exploit or benefit in any manner from, any SS&C Property, except as specifically set forth herein. The Fund shall not (unless required by Law) either before or after the termination of this Agreement, disclose to any Person not authorized by SS&C to receive the same, any information concerning the SS&C Property and shall use reasonable efforts to prevent any such disclosure.

11.	Confidentiality

11.1. Each Party shall not at any time disclose to any Person any Confidential Information concerning the business, affairs, customers, clients or suppliers of the other Party or its Affiliates, except as permitted by this Section 11.

11.2. Each Party may disclose the other Party’s Confidential Information:

(a) In the case of the Fund, to Fund Representatives and Management who need to know such information for the purpose of carrying out its duties under, or receiving the benefits of or enforcing, this Agreement. The Fund shall ensure compliance by Fund Representatives and Management with Section 11.1.

(b) In the case of SS&C, to each SS&C Associate (or other delegate of SS&C pursuant to Section 2.2) who needs to know such information for the purpose of carrying out SS&C’s duties under or enforcing this Agreement. SS&C shall ensure compliance by SS&C Associates (and any delegate of SS&C pursuant to Section 2.2) with Section 11.1, but shall not be responsible for such compliance by any other Person.

(c) As may be required by Law or pursuant to legal process; provided that the disclosing Party (i) where reasonably practicable and to the extent legally permissible, provides the other Party with prompt written notice of the required disclosure so that the other Party may seek a protective order or take other analogous action, (ii) discloses no more of the other Party’s Confidential Information than reasonably necessary and (iii) reasonably cooperates with actions of the other Party in seeking to protect its Confidential Information at that other Party’s expense.

11.3. Neither Party shall use the other Party’s Confidential Information for any purpose other than to perform its obligations under this Agreement. Each Party may retain a record of the other Party’s Confidential Information for the longer of (i) 7 years or (ii) as required by applicable Law or its official internal record retention policies.

11.4. SS&C’s ultimate parent company is subject to U.S. federal and state securities Law and may make disclosures as it deems necessary to comply with such Law, subject to Section 11.2(c) of this Agreement. SS&C shall have no obligation to use Confidential Information of, or data obtained with respect to, any other client of SS&C in connection with the Services. The Fund is subject to U.S. federal and securities Laws and may make disclosures as deemed necessary to comply with such Law, subject to Section 11.2(c) of this Agreement.

11.5. Upon the prior written consent of SS&C, the Fund shall have the right to identify SS&C and to describe the Services and the material terms of this Agreement in the offering documents of the Fund. This Agreement shall not prohibit SS&C from using any Fund Data in (i) tracking and internally reporting on SS&C’s clients generally, (ii) performing the Services or making improvements or enhancements to the provision of the Services, or (iii) making public statements about such subjects as its business or industry; provided that neither the Fund nor any identifying Fund Data is included in such public statements without prior written consent of the Fund. The Fund shall not, in any communications with any Person, whether oral or written, make any representations stating or implying that SS&C is acting as a fiduciary, investment advisor, tax preparer or advisor, or custodian with respect to the Fund or any of its respective assets, investors or customers.

11.6 In the event the Fund obtains information from SS&C or the TA2000 System which is not intended for the Fund, the Fund agrees to (i) in no case more than twenty-four (24) hours, after discovery thereof, notify SS&C that unauthorized information has been made available to the Fund; (ii) not knowingly disclose, release, or in any way, use or continue to review upon discovery such unauthorized information; (iii) provide SS&C reasonable assistance in retrieving such unauthorized information and/or destroy such unauthorized information; and (iv) provide a written confirmation, email being sufficient, to SS&C that all such unauthorized information in the Fund’s possession or control has been delivered to SS&C or destroyed as required by this provision.

12.	Notices

12.1. Except as otherwise provided herein, all notices required or permitted under this Agreement or required by Law shall be effective only if in writing and delivered: (i) personally, (ii) by registered mail, postage prepaid, return receipt requested, (iii) by receipted prepaid courier, (iv) by any confirmed facsimile or (v) by any electronic mail, to the relevant address or number listed below (or to such other address or number as a Party shall hereafter provide by notice to the other Parties). Notices shall be deemed effective when received by the Party to whom notice is required to be given.

If to SS&C:

SS&C GIDS, Inc.

1055 Broadway

Kansas City, MO 64105

Attention: Legal Department

If to the Fund:

HPS Corporate Capital Solutions BDC

c/o HPS Advisors, LLC

40 West 57th Street,

33rd Floor New York, NY 10019

Attention: Legal Department

Email: legal-review@hpspartners.com

13.	Miscellaneous

13.1 Amendment; Modification. This Agreement may not be amended or modified except in writing signed by an authorized representative of each Party. No SS&C Associate has authority to bind SS&C in any way to any oral covenant, promise, representation or warranty concerning this Agreement, the Services or otherwise.

13.2 Assignment. Neither this Agreement nor any rights under this Agreement may be assigned or otherwise transferred by Fund, in whole or in part, whether directly or by operation of Law, without the prior written consent of SS&C, such consent not to be unreasonably withheld, conditioned or delayed. SS&C may assign or otherwise transfer this Agreement: (i) to a successor in the event of a change in control of SS&C, (ii) to an Affiliate or (iii) in connection with an assignment or other transfer of a material part of SS&C’s business. Any attempted delegation, transfer or assignment prohibited by this Agreement shall be null and void. If SS&C assigns or otherwise transfers this Agreement to a third-party other than an Affiliate without Fund consent, Fund may terminate this Agreement by written notice to SS&C within 90 days of receiving notice of such assignment or transfer, subject to SS&C’s right within thirty (30) calendar days of such notice to rescind such assignment or transfer, without any ongoing financial liability for the remainder of the term pursuant to Section 5.3 herein.

13.3 Choice of Law; Choice of Forum. This Agreement shall be interpreted in accordance with and governed by the Law of the State of New York. The courts of the State of New York and the United States District Court for the Southern District of New York shall have exclusive jurisdiction to settle any Claim. Each Party submits to the exclusive jurisdiction of such courts and waives to the fullest extent permitted by Law all rights to a trial by jury.

13.4 Counterparts; Signatures. This Agreement may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and shall be binding to the same extent as if original signatures were exchanged.

13.5 Entire Agreement. This Agreement (including any schedules, attachments, amendments and addenda hereto) contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto. This Agreement sets out the entire liability of SS&C Associates related to the Services and the subject matter of this Agreement, and no SS&C Associate shall have any liability to the Fund or any other Person for, and the Fund hereby waives to the fullest extent permitted by applicable law recourse under, tort, misrepresentation or any other legal theory.

13.6 Force Majeure. SS&C will not be responsible for any Losses of property in SS&C Associates’ possession or for any failure to fulfill its duties or obligations hereunder if such Loss or failure is caused, directly or indirectly, by war, terrorist or analogous action, the act of any Government Authority or other authority, riot, civil commotion, rebellion, storm, accident, fire, lockout, strike, power failure, computer error or failure, delay or breakdown in communications or electronic transmission systems, or other analogous events. SS&C shall use commercially reasonable efforts to minimize the effects on the Services of any such event.

13.7 Non-Exclusivity. The duties and obligations of SS&C hereunder shall not preclude SS&C from providing services of a comparable or different nature to any other Person and to receive economic or other benefits in connection therewith. The Fund understands that SS&C may have commercial relationships with Data Suppliers and other providers of technology, data or other services that are used by the Fund.

13.8 No Partnership. Nothing in this Agreement is intended to, or shall be deemed to, constitute a partnership or joint venture of any kind between or among any of the Parties.

13.9 No Solicitation. During the term of this Agreement and for a period of 12 months thereafter, the Parties will not directly or indirectly solicit the services of, or otherwise attempt to employ or engage any employee of the other (which in the case of the Fund, shall be deemed to include Management) or its or their Affiliates (which, with respect to SS&C, shall refer to any such employee of it or its Affiliates who has been materially involved in the provision of the Services and with respect to the Fund and Management, shall refer to any employee that SS&C regularly comes into contact with in connection with providing the Services under this Agreement (together the “In-Scope Employees”)) without the consent of the other Party; provided, however, that the foregoing shall not prevent either Party from soliciting employees through general advertising. If the Fund employs or engages an In-Scope Employee of SS&C during the term of this Agreement or the period of 6 months thereafter in contravention of this Section 13.9, the Fund agrees to pay for any fees and expenses (including recruiters’ fees) directly incurred by SS&C in connection with replacing the In-Scope Employee.

13.10 No Warranties. Except as expressly listed herein, SS&C makes no warranties, whether express, implied, contractual or statutory with respect to the Services. SS&C disclaims all implied warranties of merchantability and fitness for a particular purpose with respect to the Services. All warranties, conditions and other terms implied by Law are, to the fullest extent permitted by Law, excluded from this Agreement.

13.11 Severance. If any provision (or part thereof) of this Agreement is or becomes invalid, illegal or unenforceable, the provision shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not practical, the relevant provision shall be deemed deleted. Any such modification or deletion of a provision shall not affect the validity, legality and enforceability of the rest of this Agreement. If a Party gives notice to another Party of the possibility that any provision of this Agreement is invalid, illegal or unenforceable, the Parties shall negotiate to amend such provision so that, as amended, it is valid, legal and enforceable and achieves the intended commercial result of the original provision.

13.12 Testimony. If SS&C is required by a third party subpoena or otherwise, to produce documents, testify or provide other evidence regarding the Services, this Agreement or the operations of the Fund in any Action to which the Fund is a party or otherwise related to the Fund, the Fund shall reimburse SS&C for reasonable and documented costs and expenses incurred as a direct result, including the time of its professional staff at SS&C’s standard rates and the reasonable and documented cost of legal representation, that SS&C reasonably incurs in connection therewith, except to the extent that such Action arises from or is solely related to the bad faith, gross negligence, willful misconduct or fraud of SS&C Associates (or other delegate of SS&C pursuant to Section 2.2) in the performance of SS&C’s duties or obligations under this Agreement. The fees of reputable counsel shall be deemed reasonable.

13.13 Third Party Beneficiaries. This Agreement is entered into for the sole and exclusive benefit of the Parties and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any other Person except as set forth with respect to SS&C Associates and Data Suppliers.

13.14 Waiver. No failure or undue delay by a Party to exercise any right or remedy provided under this Agreement or by Law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No exercise (or partial exercise) of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

[Signatures appear on next page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

SS&C GIDS, INC.	HPS CORPORATE CAPITAL SOLUTIONS BDC

By:	By:
Name:	Name:
Title:	Title:

SCHEDULE A

Transfer Agency Services

A.	General

1.	As used in this Schedule A, the following additional terms have the following meanings:

(i)	“ACH” shall mean the Automated Clearing House;

(ii)	“Bank” shall mean a nationally or regionally known banking institution;

(iii)	“Code” shall mean the Internal Revenue Code of 1986, as amended;

(iv)	“DTCC” shall mean the Depository Trust Clearing Corporation;

(v)	“IRA” shall mean Individual Retirement Account;

(vi)

“Procedures” shall collectively mean SS&C’s transfer agency procedures manual, third party check procedures, checkwriting draft procedures, Compliance + and identity theft programs and signature guarantee procedures;

(vii)	“Program” shall mean Networking, Fund Serv or other DTCC program; and

(viii)	“TA2000 System” shall mean SS&C’s TA2000TM computerized data processing system for shareholder accounting.

2.	Any references to Law shall be construed to mean the Law as amended to the date of the effectiveness of the applicable provision referencing the Law.

3.	The Fund acknowledges that SS&C’s ability to perform the Services is subject to the following dependencies:

(i)

The Fund and other Persons that are not employees or agents of SS&C, whose cooperation is reasonably required for SS&C to provide the Services, providing cooperation, information and, as applicable, instructions to SS&C promptly, in agreed formats, by agreed media and within agreed timeframes as required to provide the Services.

(ii)	The communications systems operated by the Fund and other Persons that are not employees or agents of SS&C remaining fully operational.

(iii)	The accuracy and completeness of any the Fund Data or other information provided to SS&C in connection with the Services by any Person.

(iv)	Any warranty, representation, covenant or undertaking expressly made by the Fund under or in connection with this Agreement being and remaining true, correct and discharged at all relevant times.

4.	The following Services will be performed by SS&C and, as applicable, are contingent on the performance by the Fund of the duties and obligations listed.

B.	SERVICES

1. Scope of Agency Services; SS&C Obligations.

A. SS&C utilizing the TA2000 System will perform the following services:

(i) issuing, transferring and redeeming book entry shares or cancelling share certificates as applicable;

(ii) maintaining shareholder accounts on the records of the Fund on the TA2000 System in accordance with the instructions and information received by SS&C from the Fund, the Fund’s distributor, manager or managing dealer, the Fund’s investment adviser, the Fund’s sponsor, the Fund’s custodian, or the Fund’s administrator and any other person whom the Fund names on Schedule B (each an “Authorized Person”), broker-dealers or shareholders;

(iii) when and if the Fund participates in the DTCC, and to the extent SS&C supports the functionality of the applicable DTCC program:

(a) SS&C will accept and effectuate the registration and maintenance of accounts through the Program and the purchase, redemption, exchange and transfer of shares in such accounts through systems or applications offered via the Program in accordance with instructions transmitted to and received by SS&C by transmission from DTCC on behalf of broker-dealers and banks which have been established by, or in accordance with the instructions of, an Authorized Person, on the Dealer File maintained by SS&C,

(b) issuing instructions to the Fund’s bank for the settlement of transactions between the Fund and DTCC (acting on behalf of its broker-dealer and bank participants),

(c) providing account and transaction information from each affected Fund’s records on TA2000 in accordance with the applicable Program’s rules, and

(d) maintaining shareholder accounts on TA2000 through the Programs;

(iv) providing transaction journals;

(v) preparing and certifying shareholder meeting lists for use in connection with the annual meeting or any special shareholder meetings;

(vi) withholding, as required by federal law, taxes on shareholder accounts, performing and paying backup withholding as required for all shareholders, and preparing, filing and providing, in electronic format, the applicable U.S. Treasury Department information returns and Form 1099-DIV / Form 1042-S data file, as applicable, to Fund’s vendor of choice; and electronically providing income tax classification information by share class to the relevant data vendors, as requested by the Fund;

(vii) disbursing income dividends and capital gains distributions to shareholders and recording reinvestment of dividends and distributions in shares of the Fund;

(viii) preparing and providing, in electronic format, to Fund’s print vendor of choice, intermediary dealers, shareholders or other vendor requested by the Fund:

(a) confirmation forms for shareholders for all purchases and liquidations of shares of the Fund and other confirmable transactions in shareholders’ accounts,

(b) copies of shareholder statements,

(c) copies of IRS Form 1099-DIV and Form 1042-S; and

(d) shareholder reports and prospectuses provided by the Fund;

(ix) providing or making available on-line daily and monthly reports as provided by the TA2000 System and as requested by the Fund or its management company;

(x) maintaining those records necessary to carry out SS&C’s duties hereunder, including all information reasonably required by the Fund to account for all transactions on TA2000 in the Fund shares;

(xi) calculating the appropriate sales charge, if applicable and supported by TA2000, with respect to each purchase of the Fund shares as instructed by an Authorized Person, determining the portion of each sales charge payable to the dealer participating in a sale in accordance with schedules and instructions delivered to SS&C by the Fund’s managing dealer or distributor or any other Authorized Person from time to time, disbursing dealer commissions collected to such dealers, determining the portion of each sales charge payable to such managing dealer and disbursing such commissions to the managing dealer;

(xii) tracking and calculating cumulative upfront placement fees and shareholder servicing and/or distribution fees in connection with rule FINRA 2310 to the extent applicable;

(xiii) receiving correspondence pertaining to any former, existing or new shareholder account, processing such correspondence for proper recordkeeping, and responding to shareholder correspondence;

(xiv) arranging the mailing to dealers of confirmations of wire order trades;

(xv) processing, generally on the date of receipt, purchases, redemptions, exchanges, or instructions, as applicable, to settle any mail or wire order purchases, redemptions or exchanges received in proper order as set forth in the prospectus and general exchange privilege applicable, and rejecting any requests not received in proper order (as defined by an Authorized Person or the Procedures as hereinafter defined);

(xvi) if the Fund is a registered product, providing to the person designated by an Authorized Person the daily Blue Sky reports generated by the Blue Sky module of TA2000 with respect to purchases of shares of the Fund on TA2000. For clarification, with respect to obligations, the Fund is responsible for any registration or filing with a federal or state government body or obtaining approval from such body required for the sale of shares of the Fund in each jurisdiction in which it is sold. SS&C’s sole obligation is to provide the Fund access to the Blue Sky module of TA2000 with respect to purchases of shares of the Fund on TA2000. It is the Fund’s responsibility to validate that the Blue Sky module settings are accurate and complete and to validate the output produced thereby and other applicable reports provided by SS&C, to ensure accuracy. SS&C is not responsible in any way for claims that the sale of shares of the Fund violated any such requirement (unless such violation results from a failure of the SS&C Blue Sky module to notify the Fund that such sales do not comply with the parameters set by the Fund for sales to residents of a given state);

(xvii) providing to the Fund escheatment reports as requested by an Authorized Person with respect to the status of accounts and outstanding checks on TA2000;

(xviii) as mutually agreed upon by the parties as to the service scope and fees, answer telephone inquiries during mutually agreed upon times, each day on which the New York Stock Exchange is open for trading. SS&C shall answer and respond to inquiries from existing shareholders, prospective shareholders of the Fund and broker-dealers on behalf of such shareholders in accordance with the telephone scripts provided by the Fund to SS&C, such inquiries may include requests for information on account set-up and maintenance, general questions regarding the operation of the Fund, general account information including dates of purchases, redemptions, exchanges and account balances, requests for account access instructions and literature requests;

(xix) (where applicable) supporting Fund tender offers, including but not limited to: assistance with shareholder communication plan; coordination of tender offer materials; establishment of informational website; receipt, review and reconciliation of letters of transmittal; daily tracking, reconciliation and reporting of shares tendered; and issuing tax forms.

(xx) in order to assist the Fund with the Fund’s anti-money laundering responsibilities under applicable anti-money laundering laws, SS&C offers certain risk-based shareholder activity monitoring tools and procedures that are reasonably designed to: (i) promote the detection and reporting of potential money laundering activities; and (ii) assist in the verification of persons opening accounts with the Fund. If the Fund elects to have SS&C implement the anti-money laundering procedures and delegate the day-to-day operation of such anti-money laundering procedures to SS&C, the parties will agree to upon the applicable fees and the service scope and execute the attached appendix (“Appendix 1” entitled “AML Delegation”) which may be changed from time to time subject to mutual written agreement between the parties;

(xxi) as mutually agreed upon by the parties as to the service scope and fees, SS&C shall carry out certain information requests, analyses and reporting services in support of the Fund’s obligations under Rule 22c-2(a)(2). The parties will agree to such services and terms as stated in the attached appendix (“Appendix 2” entitled “Omnibus Transparency Services”) that may be changed from time to time subject to mutual written agreement between the parties;

(xxii) as mutually agreed upon by the parties as to the service scope and fees, provide any additional related services (i.e., pertaining to escheatments, abandoned property, garnishment orders, bankruptcy and divorce proceedings, Internal Revenue Service or state tax authority tax levies and summonses and all matters relating to the foregoing); and

(xxiii) upon request of the Fund and mutual agreement between the parties as to the scope and any applicable fees, SS&C may provide additional services to the Fund under the terms of this Schedule and the Agreement. Such services and fees shall be set forth in a writing and may be added by an amendment to, or as a statement of work under, this Schedule or the Agreement.

B. At the request of an Authorized Person, SS&C shall use reasonable efforts to provide the services set forth in Section B.1 of this Schedule A in connection with transactions (i) the processing of which transactions require SS&C to use methods and procedures other than those usually employed by SS&C to perform shareholder servicing agent services, (ii) involving the provision of information to SS&C after the commencement of the nightly processing cycle of the TA2000 System or (iii) which require more manual intervention by SS&C, either in the entry of data or in the modification or amendment of reports generated by the TA2000 System than is usually required by normal transactions.

C. SS&C shall use reasonable efforts to provide the same services with respect to any new, additional functions or features or any changes or improvements to existing functions or features as provided for in the Fund’s instructions, prospectus or application as amended from time to time, for the Fund provided SS&C is advised in advance by the Fund of any changes therein and the TA2000 System and the mode of operations utilized by SS&C as then constituted supports such additional functions and features. If any new, additional function or feature or change or improvement to existing functions or features or new service or mode of operation measurably increases SS&C’s cost of performing the services required hereunder at the current level of service, SS&C shall advise the Fund of the amount of such increase and if the Fund elects to utilize such function, feature or service, SS&C shall be entitled to increase its fees by the amount of the increase in costs.

D. The Fund acknowledges that SS&C is currently using, and will continue to use, domestic or foreign SS&C affiliates to assist with software development and support projects for SS&C and/or for the Fund. As part of such support, the Fund acknowledges that such affiliates may access the Fund Confidential Information including, but not limited to, personally identifiable shareholder information (shareholder name, address, social security number, account number, etc.).

E. The Fund shall add all new funds to the TA2000 System upon at least 60 days’ prior written notice to SS&C provided that the requirements of the new funds are generally consistent with services then being provided by SS&C under the Agreement. If less than 60 days’ prior notice is provided by the Fund, additional ‘rush’ fees may be applied by SS&C. Rates or charges for additional funds shall be as set forth in the Fee Letter for the remainder of the contract term except as such funds use functions, features or characteristics for which SS&C has imposed an additional charge as part of its standard pricing schedule. In the latter event, rates and charges shall be in accordance with SS&C’s then-standard pricing schedule.

F. The parties agree that to the extent that SS&C provides any services under the Agreement that relate to compliance by the Fund with the Code (or any other applicable tax law), it is the parties’ mutual intent that SS&C will provide only printing, reproducing, and other mechanical assistance to the Fund and that SS&C will not make any judgments or exercise any discretion of any kind. The Fund agrees that it will provide express and comprehensive instructions to SS&C in connection with all of the services that are to be provided by SS&C under the Agreement that relate to compliance by the Fund with the Code (or any other applicable tax law), including providing responses to requests for direction that may be made from time to time by SS&C of the Fund in this regard.

G. The Fund instructs and authorizes SS&C to provide the services as set forth in the Agreement in connection with transactions on behalf of certain IRAs featuring the funds made available by the Fund. The Fund acknowledges and agrees that as part of such services, SS&C will act as service provider to the custodian for such IRAs.

H. If applicable, SS&C will make original issues of shares, or if shares are certificated, stock certificates upon written request of an officer of the Fund and upon being furnished with a certified copy of a resolution of the Board of Directors authorizing such original issue, evidence regarding the value of the shares, and necessary funds for the payment of any original issue tax.

I. Upon receipt of the Fund’s written request, SS&C shall provide transmissions of shareholder activity to the print vendor selected by the Fund.

J. If applicable, the Fund will furnish SS&C with a sufficient supply of blank stock certificates and from time to time will renew such supply upon the request of SS&C. Such certificates will be signed manually or by facsimile signatures of the officers of the Fund authorized by law and by bylaws to sign stock certificates, and if required, will bear the corporate seal or facsimile thereof. In the event that certificates for shares of the Fund shall be represented to have been lost, stolen or destroyed, SS&C, upon being furnished with an indemnity bond in such form and amount and with such surety as shall be reasonably satisfactory to it, is authorized to countersign a new certificate or certificates for the number of shares of the Fund represented by the lost or stolen certificate. In the event that certificates of the Fund shall be represented to have been lost, stolen, missing, counterfeited or recovered, SS&C shall file Form X-17F-1A as required by applicable federal securities laws.

K. Shares of stock will be transferred in accordance with the instructions of the shareholders and, upon receipt of the Fund’s instructions that shares of stock be redeemed and funds remitted therefor, such redemptions will be accomplished and payments dispatched provided the shareholder instructions are deemed by SS&C to be duly authorized. SS&C reserves the right to refuse to transfer, exchange, sell or redeem shares as applicable, until it is satisfied that the request is authorized, or instructed by the Fund.

L. Notwithstanding anything herein to the contrary, with respect to “as of” adjustments, SS&C will not assume one hundred percent (100%) responsibility for losses resulting from “as ofs” due to clerical errors or misinterpretations of securityholder instructions, but SS&C will discuss with the Fund SS&C’s accepting liability for an “as of” on a case-by-case basis and may accept financial responsibility for a particular situation resulting in a financial loss to the Fund where such loss is “material”, as hereinafter defined, and, under the particular facts at issue, SS&C in its discretion believes SS&C’s conduct was culpable and SS&C’s conduct is the sole cause of the loss. A loss is “material” for purposes of this Section when it results in a pricing error on a given day which is (i) greater than a negligible amount per securityholder, (ii) equals or exceeds one ($.01) full cent per share times the number of shares outstanding or (iii) equals or exceeds the product of one-half of one percent (1%) times Fund’s Net Asset Value per share times the number of shares outstanding (or, in case of (ii) or (iii), such other amounts as may be adopted by applicable accounting or regulatory authorities from time to time). When SS&C concludes that it should contribute to the settlement of a loss, SS&C’s responsibility will commence with that portion of the loss over $0.01 per share calculated on the basis of the total value of all shares owned by the affected portfolio (i.e., on the basis of the value of the shares of the total portfolio, including all classes of that portfolio, not just those of the affected class).

M. Changes and Modifications.

(i) SS&C shall have the right, at any time, to modify any systems, programs, procedures or facilities used in performing its obligations hereunder; provided that the Fund will be notified as promptly as possible prior to implementation of such modifications and that no such modification or deletion shall materially adversely change or affect the operations and procedures of the Fund in using the TA2000 System hereunder, the Services or the quality thereof, or the reports to be generated by such system and facilities hereunder, unless the Fund is given thirty (30) days’ prior notice to allow the Fund to change its procedures and SS&C provides the Fund with revised operating procedures and controls.

(ii) All enhancements, improvements, changes, modifications or new features added to the TA2000 System however developed or paid for, including, without limitation, Client Requested Software (collectively, “Deliverables”), shall be, and shall remain, the confidential and exclusive property of, and proprietary to, SS&C. The parties recognize that during the Term of this Agreement the Fund will disclose to SS&C Confidential Information and SS&C may partly rely on such Confidential Information to design, structure or develop one or more Deliverables. Provided that, as developed, such Deliverable(s) contain no Confidential Information that identifies the Fund or any of its investors or which could reasonably be expected to be used to readily determine such identity, (i) the Fund hereby consents to SS&C’s use of such Confidential Information to design, to structure or to determine the scope of such Deliverable(s) or to incorporate into such Deliverable(s) and that any such Deliverable(s), regardless of who paid for it, shall be, and shall remain, the sole and exclusive property of SS&C and (ii) the Fund hereby grants SS&C a perpetual, nonexclusive license to incorporate and retain in such Deliverable(s) Confidential Information of the Fund. All Confidential Information of the Fund shall be and shall remain the property of the Fund.

2. Fund Obligations.

A. The Fund agrees to use its reasonable efforts to deliver to SS&C in Kansas City, Missouri, as soon as they are available, all of its shareholder account records.

B. The Fund will provide SS&C written notice of any change in Authorized Personnel as set forth on Schedule B.

C. The Fund will notify SS&C of material changes to its Articles of Incorporation or Bylaws (e.g. in the case of recapitalization) that impact the services provided by SS&C under the Agreement.

D. If at any time the Fund receives notice or becomes aware of any stop order or other proceeding in any such state affecting such registration or the sale of the Fund’s shares, or of any stop order or other proceeding under the federal securities laws affecting the sale of the Fund’s shares, the Fund will give prompt notice thereof to SS&C.

E. The Fund shall not enter into one or more omnibus, third party sub-agency or sub accounting agreements with (i) unaffiliated third party broker/dealers or other financial intermediaries who have a distribution agreement with the Fund or (ii) third party administrators of group retirement or annuity plans, unless the Fund either (1) provides SS&C with a minimum of 12 months’ notice before the accounts are deconverted from SS&C, or (2), if 12 months’ notice is not possible, Fund shall compensate SS&C by paying a one-time termination fee equal to $0.10 per deconverted account per month for every month short of the 12 months’ notice in connection with each such deconversion.

3. Compliance.

A. SS&C shall perform the services under this Schedule A in conformance with SS&C’s present procedures as set forth in its Procedures with such changes or deviations therefrom as may be from time to time required or approved by the Fund, its investment adviser or managing dealer, or its or SS&C’s counsel and the rejection of orders or instructions not in good order in accordance with the applicable prospectus or the Procedures. Notwithstanding the foregoing, SS&C’s obligations shall be solely as are set forth in this Schedule and any of other obligations of the Fund under applicable law that SS&C has not agreed to perform on the Fund’s behalf under this Schedule or the Agreement shall remain the Fund’s sole obligation.

[B. The Fund hereby advises SS&C that all of the shares of the Fund are sold by broker-dealers who have executed selling group or dealer agreements with the Fund pursuant to which agreements the affected broker-dealer has assumed all obligations and responsibilities under applicable laws with respect to customer identification procedures, identity theft and the red flag regulations and that, therefore, such obligations and responsibilities are not among the obligations and responsibilities that the Fund is employing SS&C to provide or fulfill. Any requirement to comply with applicable law with respect to any attempt to verify the identity of shareholders of the shares of the Fund shall remain with the Fund and the Fund’s broker-dealers.]

4. Bank Accounts.

A. SS&C, acting as agent for the Fund, is hereby authorized (1) to establish in the name of, and to maintain on behalf of, the Fund, on the usual terms and conditions prevalent in the industry, including limits or caps (based on fees paid over some period of time or a flat amount, as required by the affected Bank on the maximum liability of such Banks into which SS&C shall deposit the funds SS&C receives for payment of dividends, distributions, purchases of Fund shares, redemptions of Fund shares, commissions, corporate re-organizations (including recapitalizations or liquidations) or any other disbursements made by SS&C on behalf of the Fund provided for in this Schedule A, (2) to draw checks upon such accounts, to issue orders or instructions to the Bank for the payment out of such accounts as necessary or appropriate to accomplish the purposes for which such funds were provided to SS&C, and (3) to establish, to implement and to transact Fund business through ACH, draft processing, wire transfer and any other banking relationships, arrangements and agreements with such Bank as are necessary or appropriate to fulfill SS&C’s obligations under the Agreement. SS&C, acting as agent for the Fund, is also hereby authorized to execute on behalf and in the name of the Fund, on the usual terms and conditions prevalent in the industry, including limits or caps (based on fees paid over some period of time or a flat amount, as required by the affected Bank) on the maximum liability of such Banks, agreements with banks for ACH, wire transfer, draft processing services, as well as any other services which are necessary or appropriate for SS&C to utilize to accomplish the purposes of this Schedule. In each of the foregoing situations the Fund shall be liable on such agreements with the Bank as if it itself had executed the agreement.

B. SS&C is authorized and directed to stop payment of checks theretofore issued hereunder, but not presented for payment, when the payees thereof allege either that they have not received the checks or that such checks have been mislaid, lost, stolen, destroyed or through no fault of theirs, are otherwise beyond their control, and cannot be produced by them for presentation and collection, and, to issue and deliver duplicate checks in replacement thereof.

5. Records.

SS&C will maintain customary transfer agent records in connection with its agency in accordance with the transfer agent recordkeeping requirements under applicable federal securities laws. Notwithstanding anything in the Agreement to the contrary, the records to be maintained and preserved by SS&C on the TA2000 System under the Agreement shall be maintained and preserved in accordance with the following:

A. Annual Purges by August 31: The Parties shall mutually agree upon a date for the annual purge of the appropriate history transactions from the Transaction History (A88) file for accounts (both regular and tax advantaged accounts) that were open as of January 1 of the current year, such purge to be complete no later than August 31. Purges completed after this date will subject the Fund to the Aged History Retention fees set forth in the Fee Letter.

B. Purge Criteria: In order to avoid the Aged History Retention fees, history data for regular or ordinary accounts (that is, non-tax advantaged accounts) must be purged if the confirmation date of the history transaction is prior to January 1 of the current year and history data for tax advantaged accounts (retirement and educational savings accounts) must be purged if the confirmation date of the history transaction is prior to January 1 of the prior year. All purged history information shall be retained on magnetic tape for 7 years.

C. Purged History Retention Options (entail an additional fee): For the additional fees set forth on the Fee Letter, or as otherwise mutually agreed, then Fund may choose (i) to place purged history information on the Purged Transaction History (A19) table or (ii) to retain history information on the Transaction History (A88) file beyond the timeframes defined above. Retaining information on the A19 table allows for viewing of this data through online facilities and E-Commerce applications. This database does not support those histories being printed on statements and reports and is not available for on request job executions.

6. Disposition of Books, Records and Canceled Certificates.

SS&C may send periodically to the Fund, or to where designated by the Fund, all books, documents, and all records no longer deemed needed for current purposes, upon the understanding that such books, documents, and records will be maintained by the Fund under and in accordance with the requirements of applicable federal securities laws. Such materials will not be destroyed by the Fund without the consent of SS&C (which consent will not be unreasonably withheld), but will be safely stored for possible future reference.

SCHEDULE B

AUTHORIZED PERSONNEL

Pursuant to the terms of the Schedule A and the Agreement between the Fund and SS&C, the Fund authorizes the following Fund personnel to provide instructions to SS&C, and receive inquiries from SS&C in connection with Schedule A and the Agreement:

Name	Title

This Schedule may be revised by the Fund by providing SS&C with a substitute Schedule B. Any such substitute Schedule B shall become effective twenty-four (24) hours after SS&C’s receipt of the document and shall be incorporated into the Agreement.

APPENDIX 1

DELEGATION OF ANTI-MONEY LAUNDERING (AML)

& SANCTIONS COMPLIANCE OPERATIONS

Dated: [DATE]

1.	Delegation.

1.1

In order to assist the Fund with its responsibilities to comply with certain BSA/AML and Sanctions (collectively “BSA/AML” for purposes of this document) compliance requirements[1] to which it is subject pursuant to its separate agreements with the Fund, the Transfer Agent has established and offers certain risk-based processes outlined herein (AML Services) that are reasonably designed to: (i) promote the detection and reporting of potential money laundering activities; (ii) assist in the verification of persons opening accounts with the Fund; and (iii) perform sanctions screening to protect the Fund from engaging in prohibited transactions[2] with Specially Designated Nationals (SDNs)[3]. The Fund has reviewed these AML Services as described in the Compliance+ Manual (the “AML Procedures”) and desires to engage the Transfer Agent to provide such AML Services to the Fund consistent with the AML Procedures. The Fund remains responsible for assuring its compliance with applicable BSA/AML requirements.

1.2

Accordingly, subject to the terms and conditions set forth in the Agreement, the Fund hereby instructs and directs the Transfer Agent to apply and provide the AML Services as set forth herein on the Fund’s behalf. The Transfer Agent may, at any time, and at its sole discretion, modify the AML Services, with or without notice[4] to the Fund. The Fund’s continued use of AML Services following any such modification constitutes the Fund’s acceptance of the modified services.

1.3

The Transfer Agent agrees to provide such AML Services, with respect to the ownership of Shares in the Fund for which the Transfer Agent maintains the applicable shareholder information, subject to and in accordance with the terms and conditions of the Agreement and the AML Procedures.

[1]	Generally the Bank Secrecy Act and USA PATRIOT Act of 2001, as amended
[2]

Prohibited transactions are trade or financial transactions and other dealings in which U.S. persons may not engage unless authorized by OFAC or expressly exempted by statute. Because each sanction program is based on different foreign policy and national security goals, prohibitions may vary between programs.

[3]

As part of its enforcement efforts, OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called “Specially Designated Nationals” or “SDNs.” Their assets are blocked and U.S. persons are generally prohibited from dealing with them.

[4]	Modifications deemed administrative, ministerial or immaterial require no notice. Notice precedes modifications deemed material.

2.	Limitation on Delegation.

2.1

The Fund acknowledges and agrees that in accepting the delegation hereunder, the Transfer Agent is agreeing to provide only the AML Services set forth herein and in the AML Procedures, as may be amended from time to time, and is not undertaking and shall not be responsible for any other aspect of the Fund’s requirement to comply with applicable BSA/AML rules or for any other matters that have not been delegated hereunder. Additionally, the parties acknowledge and agree that the Transfer Agent shall only be responsible for providing AML Services with respect to the ownership of, and transactions in, Shares in the Fund for which the Transfer Agent maintains the applicable Shareholder information.

3.	AML Services[5]

3.1

Consistent with the Transfer Agency services provided and with respect to the ownership of Shares in the Fund for which the Transfer Agent maintains the applicable Shareholder information, and as described in the AML Procedures, SS&C shall provide the following denoted AML Services:

SERVICE	Performed (X)
Customer Identification Program Services including Beneficial Ownership -USA PATRIOT Act (USAPA) Section 326	X
Special Measures Imposed by the Secretary of the Treasury Processing – USAPA Section 311	X
Suspicious Activity Monitoring (Transaction Monitoring) - USAPA Section 356	X
Recordkeeping obligations imposed by AML/BSA; OFAC	X
Sanctions Program Screening (OFAC; OSFI; EU;FATF)	X
Mandatory Information Sharing with Law Enforcement - USAPA Section 314(a)	X
Due Diligence for Correspondent Accounts - USAPA Section 312	X
Enhanced Due Diligence for Certain Foreign Bank Correspondent Accounts - USAPA Section 312	X
Suspicious Activity Report (“SAR”) Preparation & Filing[6] and [7]	X
PEP Screening	X

[5]

The persons, account holders, accounts and transaction activity subject to review are subject to certain standard exclusions as set forth in written procedures provided to the Fund and that may be modified from time to time.

[6]

Reporting of known or suspected violations of law or suspicious activity observed by financial institutions related to criminal behavior, such as money laundering, fraud, the financing of terrorism, etc.

[7]

Promptly following the filing of each SAR, the Transfer Agent shall send to Fund (or its designee) at certain email addresses provided from time to time by the Fund, a copy of the SAR and evidence of filing; material in support of the SAR is available upon request.

APPENDIX 2

OMNIBUS TRANSPARENCY SERVICES

A.	The Fund shall provide the following information to SS&C:

1.

The name and contact information for the financial intermediary, with which the Fund has a “shareholder information agreement” (under which the financial intermediary agrees to provide, at the Fund’s request, identity and transaction information about shareholders who hold their shares through an account with the financial intermediary (an “accountlet”)), that is to receive an information request;

2.	The Fund to be included, along with the Fund’s frequency trading policy, under surveillance for the financial intermediary;

3.	The frequency of supplemental data requests from SS&C;

4.	The duration of supplemental data requests (e.g. 60 days, 90 days); and

5.	The expected turnaround time for a response from the financial intermediary to an information request (including requests for supplemental data)

B.	Upon receipt of the foregoing information, the Fund hereby authorizes and instructs SS&C to perform the following services:

1.	Financial Intermediary Surveillance Schedules.

(a) Create a system profile and infrastructure based upon parameters set by the Fund to establish and maintain financial intermediary surveillance schedules and communication protocol/links.

(b) Initiate information requests to the financial intermediaries.

1.

2.	Data Management Monitoring

(a) Monitor status of information requests until all supplemental data is received.

(b) If a Financial Intermediary does not respond to a second request from SS&C, the SS&C shall notify the Fund for the Fund to follow-up with the financial intermediary.

2.

3.	Customized Reporting for Market Timing Analysis

(a) Run information received from the financial intermediaries through TA2000 System functionalities.

(b) Generate exception reports using parameters provided by the Fund.

3.

4.	Daily Exception Analysis of Market Timing Policies for Supplemental Data Provided

(a) Review daily short-term trader exceptions, daily excessive trader exceptions, and daily supplemental data reconciliation exceptions.

(b) Analyze Financial Intermediary supplemental data (items), which are identified as “Potential Violations” based on parameters established by the Fund.

(c) Confirm exception trades and if necessary, request additional information regarding Potential Violations.

5.	Communication and Resolution of Market Timing Exceptions

(a) Communicate results of analysis to the Fund or upon request of the Fund directly to the financial intermediary.

(b) Unless otherwise requested by the Fund and as applicable, instruct the financial intermediary to (i) restrict trading on the accountlet, (ii) cancel a trade, or (iii) prohibit future purchases or exchanges.

(c) Update AWD work object with comments detailing resolution.

(d) Keep a detailed record of all data exceptions and inquires with regards to potential violations.

6.	Management Reporting

(a) Provide periodic reports, in accordance with agreed upon frequency and content parameters, to the Fund. As reasonably requested by the Fund, SS&C shall furnish ad hoc reports to the Fund.

7.	Support Due Diligence Programs

(a) Update system watch list with pertinent information on trade violators.

(b) Maintain a detailed audit trail of all accounts that are blocked and reason for doing so.